EXHIBIT 99.3

China Liberal Education Holdings Limited Reports Financial Results for the First Six Months of Fiscal Year 2021

BEIJING, CHINA, December 3, 2021 -- China Liberal Education Holdings Limited (Nasdaq: CLEU) (“China Liberal”, or the “Company”, or “we”), a China-based company that provides smart campus solutions and other educational services, today announced its financial results for the first six months of fiscal year 2021.

Ms. Ngai Ngai Lam, Chairwoman and CEO of China Liberal, commented, “We still delivered respectable results in the first half of the fiscal year 2021, although the ongoing uncertainties associated with the COVID-19 pandemic caused many Chinese universities and colleges to hold off on their ‘smart campus’ project plans. Through our efforts and dedication, we achieved highly resilient financial results while prioritizing our customers during the pandemic. For the first half of fiscal year 2021, our revenue decreased by 18.5% year-over-year to $1.85 million from $2.27 million for the same period last year. However, our gross profit reached $1.37 million, an increase of 74.3% from $0.79 million for the same period of last year, and our gross margin was 74.2%, a year-over-year increase of 39.5% from 34.7% for the same period of last year. We are also excited about our business progress of integration of enterprises and vocational education business(tailored job readiness training services). To address the actual needs of regional economic development and industrial upgrading and transformation, we provided colleges and universities with school-enterprise integrated education solutions. We strived to establish a talent training system and a comprehensive platform, providing talent trainings and co-op opportunities for students. In addition, our self-developed and patented all-in-one teaching machine, AI-Space machine, has been recognized by the market and the industry and starting from the second half of 2021, we installed our AI-Space machine in several colleges and universities across China, including Beijing Foreign Studies University, Beijing Language and Culture University, and Straits Institute of Minjiang University, laying a solid foundation for our future potential revenue growth. We believe that we are well-positioned for the future with our brand awareness, innovative technologies, and loyal customer base.”

First Six Months of Fiscal Year 2021 Financial Highlights

	For the Six Months Ended June 30,
($ millions, except per share data)	2021	2020	%Change
Revenue	1.85	2.27	-18.5%
Gross profit	1.37	0.79	74.3%
Gross margin	74.2%	34.7%	39.5%
Income (Loss) from operations	0.30	(0.11)	NM
Operating profit(loss) margin	16.3%	-5.0%	NM
Net income (loss)	0.23	(0.08)	NM
Basic and diluted earnings (loss) per share	0.03	(0.02)	NM

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•	Revenue decreased by 18.5% year-over-year to $1.85 million for the six months ended June 30, 2021 from $2.27 million for the same period last year.

•	Gross profit increased by 74.3% to $1.37 million for the six months ended June 30, 2021 from $0.79 million for the same period last year.

•	Gross margins were 74.2% and 34.7% for the six months ended June 30, 2021 and 2020, respectively.

•	Income from operations was $0.30 million for the six months ended June 30, 2021, compared to loss from operations of $0.11 million for the same period last year. Operating profit margin was 16.3% for the six months ended June 30, 2021, compared to operating loss margin of 5.0% for the same period last year.

•	Net income was $0.23 million for the six months ended June 30, 2021, compared to net loss of $0.08 million for the same period last year.

•	Basic and diluted earnings per share were $0.03 for the six months ended June 30, 2021, compared to basic and diluted loss per share of $0.02 for the same period last year.

First Six Months of Fiscal Year 2021 Financial Results

Revenue

Revenue decreased by 18.5% year-over-year to $1.85 million for the six months ended June 30, 2021 from $2.27 million for the same period last year. The decrease in revenue was mainly driven by decreased revenue from technological consulting services for smart campus solutions as the Company did not enter into new large “smart campus” project contract with Chinese universities/ colleges during the six months ended June 30, 2021 since continued uncertainties associated with the COVID-19 pandemic caused many Chinese universities/colleges to hold off on their “smart campus” project plans.

	For the Six Months Ended June 30,
($ millions)	2021			2020
Revenue	Revenue	Cost of Revenue	Gross Margin	Revenue	Cost of Revenue	Gross Margin
Sino-foreign Jointly Managed Academic Programs	1.42	0.23	84.0%	1.26	0.26	79.2%
Technological Consulting Services for Smart Campus Solutions	0.34	0.19	43.9%	0.93	1.21	-29.3%
Overseas Study Consulting Services	0.03	0.02	29.3%	0.07	0.01	82.9%
Tailored Job Readiness Training Services	0.07	0.04	37.9%	-	-	-
Total	1.85	0.48	74.2%	2.27	1.48	34.7%

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For the six months ended June 30, 2021, revenue from sino-foreign jointly managed academic programs increased by $0.16 million, or 12.3%, to $1.42 million, from $1.26 million for the same period last year. This increase was primarily attributed to an increase in the number of students by 173 or 6.5%, to 2,841 students in six months ended June 30, 2021, from 2,668 students in six months ended June 30, 2020. Furthermore, the increase is also attributable to an approximately 9.03% positive impact from foreign currency fluctuation when the average exchange rate used in converting RMB into USD increased from $1 to RMB 7.0416 in the six months ended June 30, 2020 to $1 to RMB 6.4587 in the six months ended June 30, 2021. The increase is partially offset by a 3.3% decrease in average tuition fees. The decrease in average tuition fee was mainly caused by change in student mix enrolled in different academic programs with the universities/ colleges.

Revenue from technological consulting services for smart campus solutions decreased by $0.59 million, or 63.8%, to $0.34 million for the six months ended June 30, 2021, from $0.93 million for the same period last year. The decrease was primarily because the Company did not obtain smart campus projects of large size during the six months ended June 30, 2021. In addition, the continued uncertainties associated with COVID-19 caused many Chinese universities/colleges to hold their “smart campus” project plans.

Revenue from overseas study consulting services decreased by $0.04 million, or 64.2%, to $0.03 million for the six months ended June 30, 2021, from $0.07 million for the same period last year. The decrease was mainly due to the impact of the COVID-19 pandemic which caused certain countries closed its borders and imposed travel restrictions. As a result, the number of students interested in seeking overseas education reduced significantly. A portion of our revenue from overseas study consulting services was recognized when the students received offers and obtained appropriate visas. For the six months ended June 30, 2021, none of the students who participated in overseas consulting services received offers or visas as they have not yet completed their trainings and studies compared to 11 students who received school offers and obtained visas in the same period in 2020.

Revenue from tailored job readiness training services was $0.07 million for the six months ended June 30, 2021, compared with nil for the same period last year. The Company provided tailored job readiness training services to more than 130 students for the six months ended June 30, 2021.

Cost of Revenue

Cost of revenue decreased by $1.00 million, or 67.8%, to $0.48 million for the six months ended June 30, 2021, from $1.48 million for the same period last year, primarily due to the decreased hardware costs of $1.02 million associated with the smart campus projects.

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Gross Profit

Gross profit increased by $0.58 million, or 74.3%, to $1.37 million for the six months ended June 30, 2021, from $0.79 million for the same period last year, while gross profit margin increased by 39.5%, to 74.2% for the six months ended June 30, 2020, from 34.7% for the same period last year. The increase in gross profit and gross margin was primarily due to decreased hardware costs associated with the Company’s technological consulting service projects.

Operating Expenses

Selling expenses decreased by $53,872, or 41.3%, to $76,593 for the six months ended June 30, 2021, from $130,465 for the same period last year. The decrease in selling expenses was primarily attributable to the decrease in the rental and office expenses and depreciation expenses by $54,679 when the Company relocated to a smaller office space.

General and administrative expenses increased by $224,833, or 29.2%, to $995,451 for the six months ended June 30, 2021, from $770,618 for the same period last year, primarily due to an increase in salaries and welfares expenses of $74,630 resulting from increased number of administrative employees, an increase in professional services fees of $57,300, an increase in share-based compensation to independent directors of $53,250 and an increase in independent director compensation of $28,419.

Interest Income

Interest income decreased by $22,797 or 27.5%, to $59,973 for the six months ended June 30, 2021, from $82,770 for the same period last year. In connection with the Company’s technological consulting services for smart campus projects, the Company recognized financing component resulted from a timing difference between when control is transferred and when the Company collected cash consideration from the customer. For the six months ended June 30, 2021 and 2020, the Company recognized $56,511 and $79,907 interest income in connection with the aforementioned financing component, respectively.

Other Expense

Other expense was $7,249 and $907 for the six months ended June 30, 2021 and 2020, respectively, the increase was due to increased bank charges.

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Income Tax Provision

Income tax provision was $0.12 million for the six months ended June 30, 2021, increased from $0.05 million for the same period of last year due to higher taxable income.

Net Income (Loss)

Net income was $0.23 million for the six months ended June 30, 2021, compared to a net loss of $0.08 million for the same period last year. Basic and diluted earnings per share were $0.03 for the six months ended June 30, 2021, compared to basic and diluted loss per share of $0.02 for the same period last year.

Financial Condition

During the six months ended June 30, 2021, the Company had negative cash flow from operations. As of June 30, 2021, the Company had cash of approximately $33.7 million and had positive working capital of approximately $40.8 million. The Company’s liquidity is influenced by the level of its operations, the numerical volume and dollar value of its sales contracts, the progress of execution on its customer contracts, and the timing of accounts receivable collections. Management believes that the Company’s current cash as of June 30, 2021 will be sufficient to meet its working capital needs for at least the next 12 months from the date of the Company’s interim financial statements are issued.

As of June 30, 2021, the Company had cash of $33.70 million, compared to $5.01 million as of December 31, 2020.

Net cash used in operating activities was $1.89 million for the six months ended June 30, 2021, compared to $0.94 million for the same period last year.

Net cash provided by investing activities was $1.45 million for the six months ended June 30, 2021, compared net cash used in investing activities of $0.01 million for the same period last year.

Net cash provided by financing activities was $29.06 million for the six months ended June 30, 2021, compared to $5.50 million for the same period last year.

The Company intends to finance its future working capital requirements and capital expenditures from cash generated from operating activities. However, the Company may seek additional financings, to the extent required, and there can be no assurances that such financing will be available on favorable terms or at all.

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COVID-19

The Company’s operations may be further affected by the ongoing COVID-19 pandemic. For the six months ended June 30, 2021, the Company’s revenue from sino-foreign jointly managed academic programs was not significantly impacted because Chinese universities/colleges have resumed on-site instruction since May 2020 and the number of students enrolled in the Company’s sino-foreign jointly managed education programs with two colleges increased during the 2021 academic school year. The total enrolled number of students increased by 14% as compared to the same period of last year. The teaching services that the Company has been providing to students have returned to normal, and no dropout has been reported to the Company during the six months ended June 30, 2021. However, due the impact of COVID-19, the internal payment processes of the partnering schools were temporarily delayed. As a result, the Company and these partnering schools mutually agreed to extend the tuition payment term by three to six months. The Company does not believe such delay will result in any collectability risk and the entire tuition receivable balance is expected to be fully received but only slightly later than a typical operating year. Furthermore, this temporary delay in tuition payment does not represent a change in the Company’s cooperation model with these partnering schools and the Company does not expect to incur further tuition payment delays in the future.

The continued uncertainties associated with the COVID-19 have caused many Chinese universities/ colleges to temporarily hold off on their “smart campus” project construction plans and accordingly the Company did not obtain new large “smart campus” project contract during the six months ended June 30, 2021, which led to a decrease in the Company’s revenue from technological consulting and supporting services during current period. Additionally, the COVID-19 pandemic continues to have a negative impact over the Company’s study abroad consulting services. A portion of the Company’s revenue from overseas study consulting services were recognized when students received offers and obtained appropriate visas. However, due to the COVID-19 pandemic, certain countries closed their borders and imposed travel restrictions. For the six months ended June 30, 2021, none of the students receiving overseas consulting services received offers or visas, compared to 11 students who received school offers and obtained visas in the same period in 2020. Due to the uncertainties around international travels, it is expected that the COVID-19 pandemic may continue to result in students being restricted from pursuing their overseas education in the near terms and may have further negative impact over the oversea study consulting service revenue stream.

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About China Liberal Education Holdings Limited

China Liberal, headquartered in Beijing, is an educational services provider in China. It provides a wide range of services, including those under sino-foreign jointly managed academic programs; overseas study consulting services; technological consulting services for Chinese universities to improve their campus information and data management system and to optimize their teaching, operating and management environment, creating a “smart campus”; and tailored job readiness training to graduating students. For more information, please visit the company’s website at ir.chinaliberal.com.

Forward-Looking Statements

This document contains forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s expectations and projections about future events, which the Company derives from the information currently available to the Company. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review risk factors that may affect its future results in the Company’s registration statement and in its other filings with the U.S. Securities and Exchange Commission.

Investor Relations Contact

China Liberal Education Holdings Limited

Email:ir@chinaliberal.com

Ascent Investor Relations LLC

Ms. Tina Xiao

Email:tina.xiao@ascent-ir.com

Tel: +1 917 609 0333

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China Liberal Education Holdings Limited

Condensed Consolidated Balance Sheets

(Unaudited)

	June 30,	December 31,
	2021	2020
Assets
Current Assets
Cash	$33,698,671	$5,007,449
Accounts receivable, net	1,547,175	915,618
Contract receivable, net, current	2,352,267	4,448,946
Advance to suppliers, net	4,033,956	94,648
Due from a related party	-	1,439,080
Prepaid expenses and other current assets	358,576	419,713
Total current assets	41,990,645	12,325,454

Property and equipment, net	41,750	49,148
Operating lease right-of-use lease assets, net	92,980	136,695
Contract receivable, net– non-current	168,869	262,617
Total non-current assets	303,599	448,460
Total Assets	$42,294,244	$12,773,914

Liabilities and STOCKHOLDERS’ Equity

CURRENT LIABILITIES
Account payable	$83,524	$125,223
Deferred revenue	111,772	154,927
Taxes payable	766,835	633,651
Due to a related party	12,390	-
Operating lease liabilities, current	92,980	90,253
Accrued expenses and other current liabilities	116,038	105,829
TOTAL CURRENT LIABILITIES	1,183,539	1,109,883

Operating lease liabilities, non-current	-	23,102
TOTAL LIABILITIES	1,183,539	1,132,985

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY
Ordinary shares, $0.001 par value, 50,000,000 shares authorized, 12,348,333 and 6,333,333 shares issued and
outstanding at June 30, 2021 and December 31, 2020, respectively	12,348	6,333
Additional paid-in capital	38,452,810	9,358,487
Statutory reserve	623,476	551,146
Retained earnings	1,719,509	1,565,817
Accumulated other comprehensive income	302,562	159,146
Total stockholders’ equity	41,110,705	11,640,929

Total Liabilities and STOCKHOLDERS’ Equity	$42,294,244	$12,773,914

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China Liberal Education Holdings Limited

Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

(Unaudited)

	For the six months ended June 30,
	2021	2020

REVENUE, NET	$1,850,551	$2,270,788
COST OF REVENUE	(476,727)	(1,482,515)
GROSS PROFIT	1,373,824	788,273

OPERATING EXPENSES
Selling expenses	(76,593)	(130,465)
General and administrative expenses	(995,451)	(770,618)
Total operating expenses	(1,072,044)	(901,083)

INCOME (LOSS) FROM OPERATIONS	301,780	(112,810)

OTHER INCOME (EXPENSES)
Interest income	59,973	82,770
Other expense, net	(7,249)	(907)
Total other income, net	52,724	81,863

INCOME (LOSS) BEFORE INCOME TAXES	354,504	(30,947)

INCOME TAX PROVISION	(128,482)	(48,675)

NET INCOME (LOSS)	226,022	(79,622)

COMPREHENSIVE INCOME (LOSS)
Total foreign currency translation adjustment	143,416	(113,868)
TOTAL COMPREHENSIVE INCOME (LOSS)	369,438	(193,490)

Weighted average number of shares, basic and diluted	8,756,372	5,366,300
Basic and diluted earnings (loss) per ordinary share	$0.03	$(0.02)

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China Liberal Education Holdings Limited

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	For the Six Months Ended
	June 30,
	2021	2020
Cash flows from operating activities
Net income (loss)	$226,022	$(79,622)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	10,810	12,234
Loss from disposal of property and equipment	606	27,381
Amortization of operating lease right-of-use lease assets	45,148	18,181
Share-based compensation	53,250	-
Changes in operating assets and liabilities:		-
Accounts receivable, net	(621,655)	172,176
Contract receivable, net	2,239,613	(1,834,390)
Advances to suppliers	(3,937,025)	571,128
Prepaid expenses and other current assets	64,982	121,107
Accounts payable	(43,011)	332,972
Deferred revenue	(38,853)	(390,331)
Taxes payable	126,429	77,397
Accrued expenses and other current liabilities	(18,412)	33,843
Net cash used in operating activities	(1,892,096)	(937,924)

Cash flows from investing activities
Purchase of property and equipment	(3,500)	(12,831)
Repayment from a related party	1,453,853	-
Net cash provided by (used in) investing activities	1,450,353	(12,831)

Cash flows from financing activities
Proceeds from borrowing from a related party	12,386	94,804
Net proceeds from issuance of ordinary shares	29,047,088	5,405,451
Net cash provided by financing activities	29,059,474	5,500,255

Effect of exchange rate changes on cash	73,491	(28,696)

Net increase in cash	28,691,222	4,520,804

Cash, beginning of period	5,007,449	1,702,279
Cash, end of period	$33,698,671	$6,223,083

Supplemental disclosure of cash flow information:
Income taxes paid	$40,463	$20,321
Interest paid

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